OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

October 20, 2017

Via Electronic Transmission

Mark Cowan, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	OFI SteelPath Series Trust – Oppenheimer SteelPath MLP & Energy Infrastructure Fund

Registration Statement on Form N-1A

File Nos. 333-219598 and 811-23277

Dear Mr. Cowan:

We thank you for your comment, provided in an email to Mr. Taylor Edwards on October 19, 2017, to our response letter filed on October 17, 2017, on behalf of Oppenheimer SteelPath MLP & Energy Infrastructure Fund (the “Fund”), a series of OFI SteelPath Series Trust (the “Trust”). We have included your only comment in italics below, followed by our response. The comment referred to below corresponds to that provided in your August 29, 2017 comment letter, which was addressed previously in the Fund’s response letters filed on September 20, 2017 and October 17, 2017.

Prospectus

More About the Fund

About the Fund’s Investments

The Fund’s Principal Investment Strategies and Risks

27.	Please state that the Fund is concentrated in the energy industry. Also, please note that concentration risk disclosure should be specific to the energy industry.

The Fund will revise the sentence that it proposed in its response letter filed October 17, 2017, as follows:

“The Fund will, under normal circumstances, concentrate in the group of industries that comprise the energy sector.”

With this change, we are tracking the precise language of the Fund’s fundamental investment restriction on industry concentration (which has been approved by the Fund’s Board of Trustees and the Fund’s initial shareholder).

***

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Amy E. Shapiro

OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

212-323-5922

ashapiro@ofiglobal.com

Sincerely,

/s/ Amy E. Shapiro

________________________

Amy E. Shapiro

Vice President and
Associate General Counsel

cc:       Cynthia Lo Bessette, Esq.

Joseph Benedetti, Esq.

Taylor V. Edwards, Esq.

Ropes & Gray LLP